

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Richard Giroux
Chief Financial Officer
MeiraGTx Holdings plc
450 East 29th Street, 14th Floor
New York, NY 10016

> **Re: MeiraGTx Holdings plc**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 14, 2023**
> **File No. 001-38520**

Dear Richard Giroux:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences